UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*
HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

(Name of Issuer)
Ordinary shares, of nominal value 2.39 Euros per share

(Title of Class of Securities)
4 2 R3 25 95 0

(CUSIP Number)
The Director, Directorate 25th, General Accounting Office, Ministry of Economy and
Finance, 37, Panepistimiou Avenue, 10165 Athens, Greece, Tel: #30 210 3338975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 19, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

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CUSIP No.	423325950

1	NAMES OF REPORTING PERSONS The Hellenic Republic (including shares held by the Public Company of Transferable Securities S.A.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Hellenic Republic

	7	SOLE VOTING POWER

NUMBER OF		137,403,485

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		137,403,485

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

137,403,485

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00 (Government)
(1) Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed — i.e., each person required to sign the schedule itself — including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).
(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].
(3) The 3rd row is for SEC internal use; please leave blank.

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Schedule 13D/A
(Amendment No. 3)

Item 1.	Security and Issuer
Ordinary shares nominal value €2.39 per share (the “Shares”) of the Hellenic Telecommunications Organization S.A. (“OTE”). The address of the Issuer is 99 Kifissias Avenue, 15181 Athens, Greece. OTE’ s Chairman and Managing Director is Mr. Panagis Vourloumis.

Item 2.	Identity and Background:
(a)	Name: The Hellenic Republic (Ministry of Economy and Finance)
(b)	Address: 37, Panepistimiou Avenue 10165 Athens, Greece
(c)	The Government of the Hellenic Republic
(d-e)	Not applicable.
(f)	Citizenship: Greek

Item 3.	Source and Amount of Funds or Other Consideration
     Not applicable.

Item 4.	Purpose of Transaction
Agreements with Deutsche Telekom AG
     The Hellenic Republic (“HR”) is party to a Share Purchase Agreement with Deutsche Telekom AG (“DTAG”), dated May 14, 2008 (the “HR Purchase Agreement”), and a Shareholders’ Agreement with DTAG, dated May 14, 2008 (the “Shareholders’ Agreement”), which were both ratified by the Greek Parliament on June 19, 2008 (the “Ratification Date”). The Description of the HR Purchase Agreement and the Description of the Shareholders’ Agreement contained in this Schedule 13D/A are qualified in their entirety by reference to the HR Purchase Agreement and the Shareholders’ Agreement, a copy of each of which is attached as an exhibit hereto and incorporated herein by reference.
The HR Purchase Agreement
     Pursuant to the HR Purchase Agreement, and subject to the terms and conditions thereof, HR has agreed to sell to DTAG, and DTAG has agreed to purchase from HR, 14,865,886 shares of OTE (the “Sale Shares”), representing approximately 3.03% of the existing capital and voting rights of OTE, for EUR 29 per share or a total consideration of EUR 431,110,694.

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     The acquisition is conditioned on applicable regulatory approvals, including clearance by the European Commission and any other relevant competition authorities (the “Governmental Approval Conditions”).
     The acquisition is also conditioned on DTAG having previously acquired a total of 107,671,713 Shares.
     If all the conditions to such sale are satisfied and the acquisition of the Sale Shares is completed, the date on which the Sale Shares are acquired by DTAG is referred to as the “Completion Date.”
The Shareholders’ Agreement
     The effectiveness of the Shareholders’ Agreement is expressly conditioned on the satisfaction of the Governmental Approval Conditions. The agreement will become effective on the date that the last of such conditions precedent shall have been satisfied and will remain in force for as long as HR holds at least 5% of the total voting rights in OTE. If DTAG holds less than 25% of the total voting rights in OTE, HR shall have the right in most circumstances to terminate the agreement by notice to DTAG.
     Following the Completion Date, it is intended that each of DTAG and HR shall hold 122,537,599 OTE Shares, representing 25% plus one share of the existing OTE Shares.
     The Shareholders’ Agreement contains several provisions of the type customary for an agreement among significant shareholders of a company that would become effective upon the effectiveness of the Shareholders’ Agreement. A summary of certain key provisions follows.
Corporate Governance
     Under the Shareholders’ Agreement, HR and DTAG have agreed that the OTE board of directors shall consist of ten directors, at least two of whom shall be independent directors. Each of HR and DTAG will have the right to nominate five directors including at least one independent director. HR and DTAG have also agreed that the audit committee will have four members and that each will nominate two of the members. Decisions of the board shall pass by simple quorum and majority other than with respect to certain veto rights retained by HR.
     HR and DTAG have agreed that as of the effective date the person acting as Chairman and Managing Director at the date of the Shareholders’ Agreement shall be re-elected. The Chairman and Managing Director is Mr. Panagis Vourloumis.
     In the future, if DTAG and HR agree that a single person will hold the offices of Chairman and Managing Director, DTAG shall have the right to nominate such person and HR shall vote in favor of such nominee. DTAG and HR have agreed to procure that the Statutes of OTE be amended as soon as possible after the Ratification Date so that the Chairman and Managing Director shall have a casting vote on all matters requiring a decision of the OTE board other than, among other things, certain matters over which HR retains veto rights, as

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described below, the constitution of the OTE board into a body, the appointment of the audit committee members and the convocation of a general meeting of OTE shareholders.
     If DTAG and HR do not agree that a single person will hold the offices of Chairman and Managing Director, then the Chairman shall not have the right to a casting vote and DTAG and HR will procure that the Statutes are amended accordingly. In this case, HR shall have the right to nominate the Chairman and DTAG shall vote in favor of such nominee and, respectively, DTAG shall have the right to nominate the Managing Director and HR shall vote in favor of such nominee. Where the offices of the Chairman and Managing Director are held by different persons, an Executive Committee will be established consisting of four persons, two of whom shall be nominated by DTAG and two by HR. The chairman of the Executive Committee will be the nominee of DTAG with a casting vote. In the event of the establishment of an Executive Committee, the OTE board will delegate all matters permitted by it under law to be delegated to the responsibility of the Executive Committee, other than, among other things, those matters over which HR retains veto rights, as described below, the constitution of the OTE board into a body, the appointment of the Audit Committee and the convocation of a general meeting of OTE shareholders.
     In the event that HR holds less than 15% of the total voting rights in OTE, the Shareholders’ Agreement provides that the OTE board will be revised to consist of eleven directors, two of whom shall be independent directors, HR shall have the right to nominate five of the directors and DTAG shall have the right to nominate six of the directors. In this case, decisions of the OTE board shall be passed by simple majority and quorum, other than with respect to certain matters over which HR retains veto rights, as described below.
     In the event that DTAG holds less than 25% of the total voting rights in OTE, the OTE board will be revised to consist of eleven directors, two of whom shall be independent directors, and HR shall have the right to nominate six of the directors and DTAG shall have the right to nominate five of the directors. In this case, decisions of the OTE board shall be passed by simple majority and quorum, unless otherwise required by Greek corporate law and the Statutes.
     HR shall have a veto right with respect to the following:
•	matters falling within the scope of paragraph 3 of article 11 of Greek Law 39631/2008 that relate to OTE or any OTE Group Company (as long as HR holds at least 5% of the total voting rights in OTE);
•	approval of the financial statements of OTE for submission to the general meeting of shareholders (as long as HR holds at least 5% of the total voting rights in OTE);
•	any matter falling within the scope of paragraph 3 of article 29 of the Greek Company Law and relating to OTE, as well as a change in scope of the OTE group companies as described in their articles of association to the extent that such OTE company is engaged in core electronic communications services (as long as HR holds at least 5% of the total voting rights in OTE);
•	any change in the registered seat and primary headquarters of OTE in Greece (as long as HR holds at least 5% of the total voting rights in OTE);

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•	distribution of extraordinary dividends or approval of share buybacks by OTE or any partially owned OTE group company in certain circumstances;
•	distribution of interim dividends by OTE or any partially owned OTE group company;
•	the issuance of new external financial debt or debt convertible into or exchangeable for OTE shares in certain circumstances (as long as HR holds at least 5% of the total voting rights in OTE);
•	changes in the powers vested upon the Managing Director in certain circumstances;
•	changes in the powers of the Executive Committee;
•	change in the primary listing jurisdiction of the Shares from Greece;
•	disposals or acquisitions by OTE or any OTE group company where the value is greater than 20% of OTE’s total assets or total revenues;
•	any change in the name of OTE or any OTE group company that contains “ote” in its name (as long as HR holds at least 5% of the total voting rights in OTE);
•	any change to the brandings of OTE or any OTE group company for the first two years following effectiveness of the Shareholders’ Agreement (as long as HR holds at least 5% of the total voting rights in OTE);
•	entering into certain related party transactions with the DTAG group above EUR 30 million adjusted by the average yearly inflation (as long as HR holds at least 5% of the total voting rights in OTE).
Standstill
     From May 14, 2008, until December 31, 2011 (the “Standstill Period”), the DTAG group are not permitted to acquire voting rights in OTE through the purchase of OTE shares or otherwise without HR’s consent, such that DTAG’s total voting rights in OTE would exceed 25% plus one of the total voting rights in OTE. These standstill arrangements cease if HR’s voting rights in OTE fall below 20%, provided that the aggregate holding of HR and DTAG in OTE does not exceed 60% or any lower percentage as required by the rules of the Athens Exchange to ensure the appropriate level of liquidity for the trading of the Shares in OTE. DTAG has the right to participate pro rata in any equity or hybrid equity offerings by OTE, provided that DTAG’s voting rights do not increase the percentage of voting rights it holds at the time of any such equity or hybrid equity offerings without the consent of HR.
Lock-Up
     During the Standstill Period, the DTAG group may not transfer or encumber the OTE shares held by any member of the DTAG group to any person including another member of the

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DTAG group without the consent of HR. In addition, so long as the Shareholders’ Agreement is in effect, no disposal or encumbrance over any voting rights held by HR or any member of the DTAG group is permitted without the written consent of the other party including disposals among or encumbrances to members of the DTAG group or entities controlled by HR.
General right of First Refusal
     Upon effectiveness of the Shareholders’ Agreement, each of HR and DTAG have granted the other party a general right of first refusal for any amount of such party’s remaining stake in OTE at a price equal to the price offered by a bona fide third party acquirer or, where such stake is purported to be publicly offered, to a price calculated on an average market price basis.
DTAG Change of Control
     Upon the effectiveness of the Shareholders’ Agreement, HR shall have the right, upon a change of control of DTAG in which the person acquiring control of DTAG does not meet certain requirements (generally being an electronic communications operator of similar size and standing as DTAG in the European Union or the United States), to require DTAG to sell its OTE Shares at a price based on the then current average trading price of the Shares.
Listing; Non-Compete
     In addition, upon the effectiveness of the Shareholders’ Agreement, DTAG has agreed to abstain from any actions that would result in the delisting of the OTE shares from the Athens Exchange, unless required under applicable legislation. DTAG has also agreed not to compete with the OTE business in Albania, Bulgaria, Greece, Romania and Serbia.
     Other than as described herein, HR has no current plans or proposals that relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a-b)	As of the date hereof, HR directly owns 137,403,485 Shares of OTE, which represent approximately 28.0% of the total outstanding Shares. HR expressly disclaims beneficial ownership of any Shares of OTE held by DTAG (including, until the conditions for the sale may be satisfied, the Sale Shares), and the filing of this Schedule 13D and the disclosure herein of HR’s agreements with DTAG shall not be construed as an admission that HR is part of a “group” (as such term is used in Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder) or is the beneficial owner of any Shares of OTE beneficially owned by DTAG.
(c)	Except for the transactions described herein, no transactions in Shares of OTE were effected during the past 60 days by HR.

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(d-e)	Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer
     As described above, HR is party to the HR Purchase Agreement and the Shareholders’ Agreement.
     In addition to the terms described above, under the HR Purchase Agreement, if the acquisition of the Sale Shares is completed, DTAG has granted HR two put options with respect to its holdings in OTE. The first put option, for the sale of up to 5% of the Shares of OTE at a price of EUR 27.50 per share, would be exercisable during the period commencing on the later of October 1, 2008 and the Completion Date and ending on the one year anniversary of the Completion Date. The second put option, for the sale of up to 10% of the Shares of OTE (plus any Shares not sold pursuant to the first put option), would be exercisable during the period following expiration of the first put option through December 31, 2011 at an exercise price based on the weighted market price of OTE Shares on the ATHEX during certain trading days, plus a premium of 20% or 15%, depending on the date of the exercise of the option.
     Except as set forth herein or in the agreements described herein, HR has no contract, arrangements, understanding or relationship with respect to any securities of OTE.

Item 7.	Material to be Filed as Exhibits
     The Exhibit Index is incorporated herein by reference.

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Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 9, 2007
(Date)
/s/GEORGE ALOGOSKOUFIS
Minister of Economy and Finance

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EXHIBIT INDEX

Exhibit 1	Share Purchase Agreement between the Hellenic Republic and Deutsche Telekom AG dated May 14, 2008

Exhibit 2	Shareholders’ Agreement between the Hellenic Republic and Deutsche Telekom AG dated May 14, 2008

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